Enterra Energy Trust Suspends Distributions To Repay Debt

CALGARY, ALBERTA -- (Marketwire – September 17, 2007) – The Board of Directors of Enterra Energy Corp., the administrator of Enterra Energy Trust ("Enterra" or the "Trust") (TSX: ENT.UN, NYSE: ENT) today announced that it has suspended its monthly distribution payment to unitholders until further notice, but for a minimum period of six months, commencing with the distribution to unitholders on October 15, 2007. The suspension of distributions will enable the Trust to re-direct cash flow from operations, that otherwise would have been distributed to unitholders, to the repayment of its outstanding debt.

The Trust is actively pursuing a number of initiatives to reduce the amount of debt outstanding, including the sale of non-core assets announced on September 12, 2007, but believes that suspending the distribution at this time is in the best interests of all its stakeholders. The suspension of distributions will preserve the net asset value of the Trust and will improve financial flexibility.

The Trust currently is in compliance with all financial covenants under its credit facilities. However, the allowable borrowing base under the Trust’s senior credit facilities is currently being reviewed by the lenders, with the result of that review expected in the next couple of days.  Should the borrowing base be reduced below current aggregate borrowings, any excess will be required to be repaid within 60 days.  As a result, both management and the Board of Directors are of the view that conserving cash now, in advance of those requirements, is the prudent course of action.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Rhonda Bennetto
Manager, Investor Relations
(403) 538-3551 or (877) 263-0262

Kristin Mason
Investor Relations Coordinator
(403) 538-3551 or (877) 263-0262